Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 (File No. 333-278663) of our report dated January 20, 2023 with respect to the audited consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows of BaiJiaYun Limited, before the adjustments related to the retrospective effects of recapitalization on equity due to reverse acquisition effective December 23, 2022 as discussed in Note 4, and the retrospective effects of the 1-for-5 reverse stock split effective May 30, 2024 and change in capital structure on September 27, 2024 as discussed in Note 15, of the consolidated financial statements for the year ended June 30, 2022, appearing in the annual report on Form 20-F of Baijiayun Group Ltd for the year ended June 30, 2024.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

October 25, 2024